UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Stereotaxis, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36159	94-3120386
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

710 N. Tucker Blvd, Suite 110, St. Louis, MO	63101
(Address of principal executive offices)	(Zip Code)

Patricia S. Williams, 314-678-6100

 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD (“Form SD”) of Stereotaxis, Inc. (“Stereotaxis”, the “Company” or “we”) for the reporting period from January 1 to December 31, 2025, is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Capitalized terms not otherwise defined herein are defined in the Rule.

Stereotaxis evaluated its products and determined that our products contain “necessary conflict minerals.” This means that Conflict Minerals as defined in the Rule are present in products we manufacture or contract to manufacture and are used to achieve the required function, use or purpose of those products. Our determination and related disclosures relating to such necessary conflict minerals are included in Stereotaxis’ Conflict Minerals Report and are incorporated by reference herein.

Item 1.02 Exhibit

The Company has filed a Conflict Minerals Report as Exhibit 1.01 to this Form SD. Stereotaxis’ Conflict Minerals Report is available at http://www.stereotaxis.com/legal/. The website and the information accessible through it are not incorporated into this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 Stereotaxis, Inc. Conflict Minerals Report for the reporting period January 1 to December 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STEREOTAXIS, INC.
(Registrant)

By:	/s/ Patricia S. Williams	May 29, 2026
Name:	Patricia S. Williams	(Date)
Title:	Secretary